May 3, 2023

British Columbia Securities Commission	Alberta Securities Commission
PO Box 10142, Pacific Centre	600, 250 - 5th Street S.W.
701 West Georgia Street	Calgary, AB
Vancouver, BC	T2P 0R4
V7Y 1L2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto Ontario
M5H 3S8

Dear Sirs / Mesdames:

Re: Petroteq Energy Inc. (the "Company") - Notice Regarding Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated May 3, 2023, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants